Exhibit 99.1

RDA Microelectronics to Hold Annual General Meeting
on June 14, 2013

SHANGHAI, China, May 21, 2013 — RDA Microelectronics, Inc. (NASDAQ: RDA) (the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that it will hold its Annual General Meeting (AGM) on Friday, June 14, 2013 at 10:00 a.m. local time. The AGM will be conducted in Room B, 5/F, World-wide House, 19 Des Voeux Road, Central, Hong Kong.

Stockholders of record and beneficial owners as of the close of business New York City Time on May 17, 2013 are entitled to attend the meeting. No proposals will be submitted for shareholder approval. Instead, the meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (ADS) to discuss Company affairs with the management team.

Shareholders may obtain a copy of the Company’s 2012 chairman’s letter and annual report on Form 20-F, free of charge, from the Company’s website at http://ir.rdamicro.com, or by sending an email to ir@rdamicro.com.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
+86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com